UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  October, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 - 16º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

1

CONTAX PARTICIPAÕES S.A.
Corporate Taxpayers’ ID (CNPJ) 04.032.433/0001 -80
Corporate Registry ID (NIRE) 35300180631
Publicly-Held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING
HELD ON OCTOBER 26, 2006

I. DATE, TIME AND VENUE: On October 26,2006, at 11:30 am, at Contax Participações S/A headquarters, located at Rua do Passeio, 48 a 56, parte, Centro, in the City and State of Rio de Janeiro. II. ATTENDANCE: Members representing the majority of the Board Members appointed for the current fiscal year. III. CALL NOTICE: The call notice was individually sent to the members of the Board. IV.DESK: Chairman: Mr. Ronaldo Iabrudi dos Santos Pereira and, Secretary, Mrs. Luciene Sherique. V. AGENDA: (1) Closing of Contax Participações S.A. (“Company”) Shares Repurchase Program, as approved at the Board of Directors Meeting held on June 26, 2006 which began effective on June 30, 2006 (“Program”) (2) Call of an Extraordinary Shareholders’ Meeting in order to decide on the cancellation of the common and preferred shares kept in treasury. VI. RESOLUTIONS: item 1: The closing of the Repurchase program was approved. During the Program, in compliance with CVM Instruction 10/80 and subsequent amendments, the Company disbursed R$ 40,600,000.00 for the acquisition of 5,886,700 common shares and 11,773,900 preferred shares, being 10% and 4.67% common and preferred free float respectively, and 4.62% and 4.62% common and preferred shares of the Company’s Capital. The acquired volume represented 100% of the authorized capital. item 2: The Board of Directors approved the call of an Extraordinary Shareholders’ Meeting, to decide on the cancellation of 5,886,700 common shares and 11,773,900 preferred shares kept in treasury, with the subsequent amendment of article 5 of the Company’s Bylaws. VII. CLOSURE: There being no further issues to address, the meeting was closed for the drawing up of these minutes which after read and found, were signed by the attending members. Rio de Janeiro, October 26, 2006. Signatures: Ronaldo Iabrudi dos Santos Pereira; Pedro Jereissati (alternate member); Eduardo Klingelhoefer de Sá; José Luis Prola Salinas; Isabel S. Ramos Kemmelmeier; and Sergio Mamede Rosa do Nascimento. This is a free translation of the original document filed in the Company’s records.

Luciene Sherique
Secretary

CONTAX PARTICIPAÕES S.A. BOARD OF DIRECTOS EXTRAORDINARY MEETING
 October, 26 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27 , 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.